SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. __)*

                               TCI Solutions, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   87229R 10 2
                                 (CUSIP Number)

                                  Barry Shaked
                     President, Chief Executive Officer and
                              Chairman of the Board
                                  Retalix Ltd.
                                10 Zarhin Street
                              Raanana 43000 ISRAEL
                                (972) 9-776-6677
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 1, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
-------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                -------------------
CUSIP NO. 87229R 10 2                                      Page 2 of 9 Pages
---------------------------                                -------------------

1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Retalix Ltd.
            I.R.S. Identification No.: None


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                 (a)  / /

                 (b)   / /



3           SEC USE ONLY


4           SOURCE OF FUNDS (See Instructions)

            WC, OO


5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)    / /


6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Israel


                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              0
BENEFICIALLY
OWNED BY
 EACH                     8         SHARED VOTING POWER
REPORTING
PERSON                              38,570,998 shares
 WITH

                          9         SOLE DISPOSITIVE POWER

                                    0

                          10        SHARED DISPOSITIVE POWER

                                    38,570,998 shares


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            38,570,998 shares


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                           / /
            (See Instructions)


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            73.4%

14          TYPE OF REPORTING PERSON (See Instructions)

            CO

                                  SCHEDULE 13D

---------------------------                                -------------------
CUSIP NO. 87229R 10 2                                      Page 3 of 9 Pages
---------------------------                                -------------------


1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

            Retalix Holdings Inc.
            I.R.S. Identification No.: 45-0464290

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                 (a)  / /

                 (b)  / /


3           SEC USE ONLY


4           SOURCE OF FUNDS (See Instructions)

            AF

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)    / /



6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


                          7         SOLE VOTING POWER
NUMBER OF
SHARES                              0
BENEFICIALLY
OWNED BY
 EACH                     8         SHARED VOTING POWER
REPORTING
PERSON                              38,570,998 shares
 WITH

                          9         SOLE DISPOSITIVE POWER

                                    0


                          10        SHARED DISPOSITIVE POWER

                                    38,570,998 shares


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            38,570,998 shares


12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                           / /
            (See Instructions)


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            73.4%


14          TYPE OF REPORTING PERSON (See Instructions)

            CO

                                  SCHEDULE 13D

---------------------------                                -------------------
CUSIP NO. 87229R 10 2                                      Page 4 of 9 Pages
---------------------------                                -------------------


      This Schedule 13D by Retalix Ltd. and Retalix Holdings Inc. is being filed to reflect the acquisition by Retalix Holdings Inc. ("Holdings"), a Delaware corporation and wholly owned subsidiary of Retalix Ltd. ("Retalix"), an Israeli corporation, of 5,801,886 shares (or 6,151,914 shares, including 350,028 shares issuable under the PIK dividend described in TCI's certificate of incorporation) of Series A Non-Redeemable Convertible Participating Preferred Stock, par value $0.001 per share (the "Series A Preferred"), and 25,528,940 shares of Series B Non-Redeemable Convertible Participating Preferred Stock, par value $0.001 per share (the "Series B Preferred" and, together with the Series A Preferred, the "Preferred Stock"), of TCI Solutions, Inc. ("TCI"), a Delaware corporation, in connection with the transactions described in Item 4 below.

Item 1.    Security and Issuer.

      The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of TCI. TCI's principal executive offices are located at 17752 Skypark Circle, Suite 160, Irvine, California 92614-4469.

Item 2.    Identity and Background.

      The persons filing this statement (the "reporting persons") are Retalix and Holdings.

      Retalix is an independent provider of integrated enterprise-wide software solutions for the food and fuel industries. The principal office of Retalix is located at 10 Zarhin Street, Raanana 43000 Israel. The directors of Retalix are Barry Shaked, Elhanan Streit, Ilan Horesh, Sigal Hoffman, Brian Cooper, Ian O'Reilly and Amnon Lipkin-Shahak. The executive officers of Retalix are Barry Shaked, President, Chief Executive Officer and Chairman of the Board; Danny Moshaioff, Executive Vice President and Chief Financial Officer; Avinoam Bloch, Executive Vice President and Chief Operations Officer - International Business; Yoni Stutzen, Executive Vice President, International Sales; and Saul Simon, Vice President, Business Development and CRM Products.

      Holdings is a U.S. holding company wholly owned by Retalix. The principal office of Holdings is located at 6100 Tennyson Parkway, Suite 150, Plano, Texas 75024. The directors of Holdings are Barry Shaked, Danny Moshaioff and Eli Spirer. The executive officers of Holdings are Barry Shaked, President and Chief Executive Officer, Moshe Geller, Chief Financial Officer, Treasurer and Secretary, and Eli Spirer, Executive Vice President.

      Each of the individuals listed above (i) except for Mr. Spirer who has a business address at 6100 Tennyson Parkway, Plano, Texas 75024, has a business address at 10 Zarhin Street, Raanana 43000 Israel, (ii) is an Israeli citizen and (iii) except for Messrs. Streit, Horesh, Cooper, O'Reilly and Lipkin-Shahak and Ms. Hoffman, is principally employed by Retalix, Holdings and their affiliates in the capacities specified above. Mr. Streit is principally employed as a managing director of PFM International Access Limited. Mr. Horesh is principally employed as a director

                                  SCHEDULE 13D

---------------------------                                -------------------
CUSIP NO. 87229R 10 2                                      Page 5 of 9 Pages
---------------------------                                -------------------


of system projects at Pelephone Communications Ltd. Mr. Cooper is principally employed as a director of YCD Multimedia Ltd. Mr. O'Reilly is principally employed as a director of e-Daily and the Cambridge Building Society. Mr. Lipkin-Shahak is principally employed as the chairman of the board of the TAHAL Group and as a director of the Kardan Group, Granit Hacarmel and NILIT and as chairman of the Bountiful Israel Counsel. Ms. Hoffman is principally employed as an attorney in private practice.

      Neither Retalix, Holdings nor, to the knowledge of Retalix or Holdings, any of the individuals specified above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

      The reporting persons acquired beneficial ownership of 5,801,886 shares (or 6,151,914 shares, including 350,028 shares issuable under the PIK dividend described in TCI's certificate of incorporation) of Series A Preferred and 25,528,940 shares of Series B Preferred pursuant and subject to the terms of the Purchase Agreement (defined below). On an as converted basis, including the shares issuable under the PIK dividend, the acquired Preferred Stock is equal to 38,570,998 shares of Common Stock, or 73.4% of the total outstanding Common Stock on an as converted basis.

      On April 1, 2005, Retalix and Holdings entered into a Stock Purchase Agreement (the "Purchase Agreement"), under which Holdings acquired the above described shares of Preferred Stock from the holders thereof for aggregate consideration of $12.9 million in cash and 715,730 ordinary shares, par value NIS 1.0 per share, of Retalix, valued at $17.2 million. The cash portion was funded with cash reserves and working capital of Retalix and the ordinary shares were duly issued by Retalix out of its authorized but unissued capital in accordance with Regulation D of the Securities Act of 1933. Simultaneous with entry into the Purchase Agreement, Retalix, Holdings, RTLX LLC, Survivor RTLX LLC and TCI entered into an Agreement and Plan of Merger (the "Merger Agreement") under which RTLX LLC will merge with and into TCI, with TCI surviving (the "Merger"), and the stockholders of TCI (other than Retalix, Holdings, RTLX LLC and TCI) will receive $0.132 in cash per share of Common Stock, $0.8409 in cash per share of Series A Preferred and $0.7573 in cash per share of Series B Preferred. Upon consummation of the Merger, TCI will immediately merge with and into Survivor RTLX LLC (with Survivor RTLX LLC surviving). Each of RTLX LLC and Survivor RTLX LLC is a Delaware limited liability company, the sole member of which is Holdings. Consummation of the Merger is subject to satisfaction or waiver of the conditions set forth in the Merger Agreement, including approval of the Merger by TCI's stockholders.

                                  SCHEDULE 13D

---------------------------                                -------------------
CUSIP NO. 87229R 10 2                                      Page 6 of 9 Pages
---------------------------                                -------------------

      The foregoing descriptions of certain terms of the Purchase Agreement and the Merger Agreement are qualified by reference to the Purchase Agreement and the Merger Agreement filed as Exhibits 1 and 2 hereto, respectively.

Item 4.    Purpose of Transaction.

      The purpose of the purchase of the Preferred Stock and the Merger is for Retalix, through its subsidiaries, to acquire the business of TCI and to subsequently integrate the operations of TCI with those of Retalix's subsidiaries. Following the purchase of the Preferred Stock, TCI filed and mailed an information statement on Schedule 14f-1 indicating that TCI's board of directors had adopted resolutions whereby five of TCI's six directors would resign from TCI's board of directors on the tenth day following the filing and mailing of such Schedule 14f-1 (the "Resignation Date") and the appointing of three new directors nominated by Retalix effective on the Resignation Date. These new directors will be Barry Shaked, Danny Moshaioff and Eli Spirer.

      Following the Resignation Date, TCI's board of directors will therefore consist of these three new directors and David Butler, an existing director of TCI. Retalix will have the ability in its discretion to remove directors or nominate additional directors to TCI's board of directors. Retalix intends to begin integrating the operations and management of TCI with those of Retalix.

      If the transactions contemplated by the Merger Agreement are consummated, Retalix would take appropriate steps to cause TCI to cease to be a public company and to have the Common Stock become eligible for termination of registration under Section 12(g)(4) of the Act. In this regard Retalix intends as soon as is practicable to file a Schedule 13E-3 with respect to the Merger constituting a "going private" transaction. In conjunction with the Merger, the currently outstanding Preferred Stock and Common Stock will be cancelled.

      Although the certificate of incorporation and bylaws of TCI will not be changed in the Merger, under the Merger Agreement, following the Merger TCI will immediately be merged into RTLX LLC and cease to exist and its certificate of incorporation and bylaws will not govern RTLX LLC.

      In addition, after the consummation of the Merger, Retalix may elect to make such additional changes in the business, management, policies and organizational documents of TCI or Survivor RTLX LLC as it deems fit.

Item 5. Interest in Securities of the Issuer.

      Pursuant to the Purchase Agreement, Retalix acquired 5,801,886 shares (or 6,151,914 shares, including 350,028 shares issuable under the PIK dividend described in TCI's certificate of incorporation) of Series A Preferred and 25,528,940 shares of Series B Preferred. On an as converted basis, including the shares issuable under the PIK dividend, the acquired Preferred

                                  SCHEDULE 13D

---------------------------                                -------------------
CUSIP NO. 87229R 10 2                                      Page 7 of 9 Pages
---------------------------                                -------------------

Stock is equal to 38,570,998 shares of Common Stock, or 73.4% of the total outstanding Common Stock on an as converted basis, based on the information set forth in the Schedule 14f-1, filed by TCI with the Securities and Exchange Commission on April 5, 2005.

      Retalix, through Holdings, has full voting and dispositive power over the acquired Preferred Stock.

      The directors and executive officers of Retalix and Holdings may under applicable regulatory definitions, be deemed to beneficially own the acquired Preferred Stock; however, such persons disclaim beneficial ownership thereof.

      Other than entering into the Purchase Agreement and the Merger Agreement and related customary agreements and as described elsewhere herein, to the knowledge of the reporting persons no transactions in the Preferred Stock or Common Stock have been effected during the past sixty days by Retalix, Holdings or the directors and executive officers of Retalix or Holdings, described above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except for the arrangements described in Items 3, 4 or 5 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons or, to the knowledge of the reporting persons, any other person or entity referred to in Item 2, or between such persons and any person with respect to any securities of the issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies; provided, however, that certain of the ordinary shares of Retalix issued in connection with the Purchase Agreement are subject to an escrow arrangement described therein and a related escrow agreement, and such ordinary shares are subject to Retalix's obligations under a registration rights agreement entered into in connection with the Purchase Agreement.

Item 7. Material to be Filed as Exhibits.

      The following documents are filed as exhibits to this statement:

      1. Stock Purchase Agreement, dated as of April 1, 2005, by and among TCI Solutions, Inc., Retalix Ltd., Retalix Holdings Inc. and the stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated April 1, 2005, filed by TCI Solutions, Inc. (file no. 0-49783)).

                                  SCHEDULE 13D

---------------------------                                -------------------
CUSIP NO. 87229R 10 2                                      Page 8 of 9 Pages
---------------------------                                -------------------

      2. Agreement and Plan of Merger, dated as of April 1, 2005, by and among Retalix Ltd., Retalix Holdings Inc., RTLX LLC, Survivor RTLX LLC and TCI Solutions, Inc. (incorporated by reference to Exhibit
            10.2 to the Current Report on Form 8-K, dated April 1, 2005, filed by TCI Solutions, Inc. (file no. 0-49783)).

      3. Joint Filing Agreement, dated as of April 7, 2005, by and between Retalix Ltd. and Retalix Holdings Inc. (filed herewith.)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 7, 2005                        RETALIX LTD.

                                     By: /s/ Danny Moshaioff
                                         Name:  Danny Moshaioff
                                         Title: Executive Vice President and
                                                Chief Financial Officer



                                     RETALIX HOLDINGS INC.

                                     By: /s/ Moshe Geller
                                         Name:  Moshe Geller
                                         Title: Chief Financial Officer